

August 26, 2022

Daniel Bachus
Chief Financial Officer
Grand Canyon Education, Inc.
2600 W. Camelback Road
Phoenix AZ 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Form 8-K Furnished August 4, 2022**
> **File No. 001-34211**

Dear Mr. Bachus:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished August 4, 2022

Exhibit 99.1
2022 Outlook, page 7

1. Please present with equal or greater prominence the respective comparable outlook GAAP measures to the apparent non-GAAP measures "as adjusted operating margin" and "as adjusted diluted EPS," with reconciliations between the GAAP and non-GAAP measures as appropriate. In regards to "as adjusted diluted EPS," it appears you need to present the non-GAAP basis for the measure, the comparable GAAP measure to the non-GAAP basis and reconciliation between these two measures. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10 of the staff's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services